109813.00100/11245898v1
                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


              Under  the Securities Exchange Act of 1934



                          HALIFAX CORPORATION
                           (Name of Issuer)

                    Halifax Corporation Common Stock
                    (Title of Class of  Securities)

                               405752106
                            (CUSIP Number)

                          Halifax Corporation
              5250 Cherokee Avenue Alexandria, VA  22312
                              703-750-2202
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                                7/23/03
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No. 405752106



     1.   Names of Reporting Persons. I.R.S. Identification
          No.'s of above persons (entities only)

          RSSJ Associates (is an LLC which Dr. and Mrs. Gupta own jointly)
          Jai N. Gupta, Ph.D.


     2.   Check the Appropriate Box if a Member of a Group
          (See Instruction)

     (a)  [_]
     (b)  [x]


     3.   SEC use Only


     4.   Source of Funds (See Instructions)

          PF


          5.   Check Box  if disclosure of Legal Proceedings Is
               Required Pursuant to Items 2(d) or 2(e)  [__]


     6.   Citizenship or Place of Organization

          USA

Number of      7.   Sole Voting Power           198,2861
shares Bene-
ficially by    8.   Shared Votng Power             -
Owned by each
Reporting      9.   Sole Dispositive Power      198,2861
Person with
               10.  Shared Dispositive Power       -


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                198,2861


     12   Check Box if the Aggregate Amount in Row (11) Excluded
          Certain Shares (See Instructions)  [__]


     13.  Percent of Class Represented by Amount in Row (11)

                                7.95%


     14.  Type of Reporting Person (See Instructions)

                          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDED OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



Item 1.   Security and Issuer

     Halifax Corporation Common Stock par value $.24

Item 2.   Identity and Background

     (a)  Jai N. Gupta, Ph.D.
     (b)  L3 Communications, Government Services, Inc.
           3750 Centerview Drive, Chantilly, VA 20151
     (c)  President of L3 Communications, Government
           Services, Inc.
     (d)  No
     (e)  No
     (f)  USA

Item 3.   Source and Amount of  Funds or Other Consideration

           Personal Funds

Item 4.   Purpose of Transaction

     Halifax Corporation ("Halifax" or the "Company) issued $1.2 million shares of its Common Stock and warrants to purchase an additional number of shares of Common Stock equal to 20% of the number of shares issued in the private placement pursuant to Rule 506 under the Securities Act of 1933. The shares of Common Stock were issued at a price equal to $4.11 per share, which represented the greater of (i) the market price of Halifax' Common Stock on the date of closing of the private placement, or (ii) the average market price of such Common Stock over five trading days immediately prior to the Closing (the "Closing Price"). The exercise price of the warrants was 120% of the Closing Price ($4.93 per share). The exercise price is subject to standard adjustment provisions including adjustments in the event of the stock dividend, stock split, reclassification, issuance or distribution of Common Stock or other securities convertible into Common Stock to all Common Stock holders. As part of this private placement, RSSJ Associates acquired 121,655 shares of Common Stock and warrant to purchase 24,331 additional shares of Common Stock. Other shares of Common Stock (52,300) were previously acquired for investment purposes.

     4(a) - (j) - No

Item 5.   Interest in Securities of the Issuer

          7.95%

     On July 23, 2003, pursuant to the transaction described under Item 4 hereof, RSSJ Associates acquired 121,655 shares of Common Stock and warrants to acquire an additional 24,331 shares of Common Stock. He previously acquired 52,300 shares of Common Stock. The purchase price was $4.11 per share and the option exercise price is $4.93, subject to adjustment.

Item 6.  Contracts, Arrangement, Understandings or
         Relationships with Respect to Securities of the Issuer

          None

Item 7.   Material to be Filed as Exhibits

          None



                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date:     8/29/03                       RSSJ Associates


Signature   /s/Jai N. Gupta        By: /s/Jai N. Gupta
         Jai N. Gupta, Ph.D              Principal



_______________________________
1 Includes 24,331 shares of common stock issuable upon the exercise of warrants.